
02003977

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED
MAR 04 2002
340
WASH, D.C. SECTION

SEC FILE NUMBER
8-19060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/8/02 FV

REPORT FOR THE PERIOD BEGINNING **March 16, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: New name: LaBranche Financial Services Inc

ROBB PECK McCOOEY Clearing Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 34th Floor
(No. and Street)

New York	**New York**	**10271**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Lehr **(212) 482-3687**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



ROBB PECK McCOOEY
Clearing Corporation
20 BROAD STREET
NEW YORK, N.Y. 10005
(212) 422-7622

MEMBERS:
NEW YORK STOCK EXCHANGE, INC.
AND OTHER PRINCIPAL EXCHANGES
SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Changes in Stockholder's Equity
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation
- ■ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ROBB PECK McCOOEY Clearing Corporation:

We have audited the accompanying statement of financial condition of ROBB PECK McCOOEY Clearing Corporation (a New York corporation) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ROBB PECK McCOOEY Clearing Corporation as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
January 17, 2002

ROBB PECK McCOOEY CLEARING CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,567,578
Cash and securities segregated in compliance with federal regulations	73,341,047
Receivables-	
Brokers, dealers and clearing organizations	32,382,352
Customers	11,005,327
Commissions	63,127
Securities owned, at market value (including securities pledged to counterparties of $1,192,796)	2,055,831
Exchange memberships owned, at cost (market value of $3,052,500)	3,015,000
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,180,034	1,093,736
Other assets	482,490
Total assets	$125,006,488

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Bank loans	$ 4,505,000
Payables-	
Brokers and dealers	37,400,606
Customers	63,238,438
Securities sold but not yet purchased, at market value	135,602
Accrued compensation	781,755
Accounts payable and other accrued expenses	1,160,109
Total liabilities	107,221,510
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 15,000 shares authorized; 1,000 issued and outstanding	1,000
Additional paid-in capital	19,411,840
Accumulated deficit	(1,627,862)
Total stockholder's equity	17,784,978
Total liabilities and stockholder's equity	$125,006,488

The accompanying notes are an integral part of this statement.

ROBB PECK McCOOEY CLEARING CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ROBB PECK McCOOEY Clearing Corporation (the "Company"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange (the "NYSE") and other principal exchanges. The Company is primarily engaged in the business of clearing securities transactions and also trades securities for its own account. The Company is a wholly-owned subsidiary of LaBranche & Co Inc. (the "Parent"), a Delaware corporation.

Effective the close of business March 15, 2001, all of the outstanding capital stock of ROBB PECK McCOOEY Financial Services, Inc. ("RPM Financial Services"), formerly the parent of the Company, was acquired by the Parent. The acquisition was accounted for under the purchase method of accounting. Accordingly, assets and liabilities acquired from RPM Financial Services established a new accounting basis based upon their estimated fair values and the purchase price, including the costs associated with the acquisition. No goodwill was allocated to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with original maturities of three months or less.

Securities Transactions

The Company records proprietary securities transactions on a trade-date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at contract amount plus accrued interest. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral provided or excess collateral refunded, as necessary.

Exchange Memberships

The exchange memberships owned by the Company are carried at cost.

Income Taxes

The Company utilizes the liability method to measure deferred tax assets and liabilities. Deferred taxes are recognized based on the difference between financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2001:

Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	$25,876,050
Securities failed to deliver	4,491,527
Receivable from and deposits with clearing organizations	1,461,738
Other receivables from brokers and dealers	553,037
	$32,382,352
Payable to brokers and dealers:	
Payable to non-customers	$23,345,981
Securities loaned	8,050,100
Securities failed to receive	5,053,612
Other payables to brokers and dealers	950,913
	$37,400,606

As of December 31, 2001, the Company had accepted securities with a market value of $24,648,041 related to its securities borrowed transactions, all of which were sold or repledged by the Company.

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the statement of financial condition. As of December 31, 2001, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

5. RECEIVABLE FROM AND
   PAYABLE TO CUSTOMERS

Receivable from and payable to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statement of financial condition. Based upon regulatory guidelines, the Company is permitted to use 140% of the customers' margin account securities to finance customers' securities transactions, subject to certain regulatory guidelines.

6. BANK LOANS

Bank loans of $3,402,000 and $1,102,000 are collateralized by $8,882,807 of customers' margin account securities and $2,107,869 of proprietary securities, respectively. The remaining bank loans relate to non-customer loans.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, the Company's regulatory net capital of $12,474,090 exceeded the minimum requirement by $11,888,518. The Company's percentage of net capital to aggregate debits was 43%.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had a reserve requirement of $23,330,198. The Company had $24,830,932 of cash and securities on deposit in a special reserve bank account as of January 3, 2002, to comply with its December 31, 2001 requirement.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to various legal proceedings. In the opinion of management, based on discussions with legal counsel, the resolution of pending proceedings will not have a material adverse effect on the financial condition or liquidity of the Company.

9. INCOME TAXES

The Company is included in the federal consolidated and combined state and local tax returns filed by the Parent. The Company determines its income taxes on a separate company basis. The Company has fully offset deferred tax assets of approximately $748,000 related to net operating loss carryforwards with a corresponding valuation reserve.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2001, other assets include approximately $224,500 of a note receivable from an employee of the Company. This note was issued on April 4, 2001 as an advance for future compensation and is being amortized over the life of the related employment contract. To the extent the employee voluntarily terminates employment, such unamortized advance is payable to the Company.

The Company is included in the LaBranche & Co. Retirement Plan (the "Plan"). In connection with this Plan, $16,372 was payable to the Parent at December 31, 2001.

During the period from March 16, 2001 to December 31, 2001, the Parent contributed office equipment and leasehold improvements with a carrying value of $1,279,553.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk.

In the normal course of business, the Company's clearance activities involve settlement and financing of various customers' securities transactions on a cash or margin basis. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell securities at a loss. For margin transactions, the Company may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. The Company may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. REORGANIZATION

Effective as of the close of business on December 31, 2001, Henderson Brothers, Inc. and subsidiary and Internet Trading Technologies, Inc., affiliates of the Company, merged with and into the Company. Simultaneously, the Company, changed its name to LaBranche Financial Services, Inc. ("LFSI"). LFSI continues to be a registered broker-dealer and member firm of the NYSE and other principal exchanges.



To ROBB PECK McCOOEY Clearing Corporation:

In planning and performing our audit of the financial statements of ROBB PECK McCOOEY Clearing Corporation (the "Company"), for the period from March 16, 2001 (date of acquisition) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their

assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
January 17, 2002